02051465

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of August 2002

Copamex, S.A. de C.V.
(Translation of Registrant's name into English)

Montes Apalaches 101
Residencial San Augustín, C.P. 66260
San Pedro Garza García, N.L. México
(Address of principal office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.]

COPAMEX, S.A. DE C.V. & SUBSIDIARIES







FACIA
BOND

Press Release

Second Quarter 2002 Results[1]

FOR IMMEDIATE RELEASE

Monterrey, N.L. Mexico (August 1, 2002)--COPAMEX, S.A. de C.V. today announced its unaudited consolidated financial results for the second quarter of 2002 compared with the second quarter of 2001, stated in Millions of Mexican constant pesos (Ps.) as of June 30, 2002 prepared in accordance with Mexican GAAP.

HIGHLIGHTS

- ✓ Net sales decreased 1.1 percent in Mexican pesos and 5.3 percent in US Dollars
- ✓ Gross profit decreased 3.7 percent
- ✓ Operating profit decreased 24.4 percent
- ✓ EBITDA margin declined to 15.3 percent (18.6 percent in 2Q'01)
- ✓ Interest expenses decreased 14.8 percent
- ✓ EBITDA to net interest expense increased to 2.50 in 2Q'02 (2.48 in 2Q'01)
- ✓ Debt to EBITDA ratio increased to 4.24 in 2Q'02 (4.07 in 2Q'01)
- ✓ Total debt in US Dollars decreased by 3.5 percent (US$ 18.6 MM)

[1] All comparisons for the three months ended June 30, 2002 in this report are made against the figures for the three months ended June 30,2001 unless otherwise stated.

Net Sales

2Q'02 net sales decreased by 1.1 percent (Ps. 21.3)

COPAMEX's consolidated net sales of Ps. 1,917.4 for the second quarter 2002 represent a decrease of 1.1 percent (Ps. 21.3) due to the inability to raise prices. Net sales drop resulted by an 8.5 percent decrease in net sales of printing and writing products offset by a 0.6 percent and 3.2 percent increase in net sales of consumer products and packaging products respectively.

COPAMEX's consolidated net sales in US Dollars decreased by 5.4 percent in the second quarter 2002 to US$ 192.6 million from US$ 203.5 million. The difference versus Pesos is due to the exchange rate.

Net sales of consumer products were Ps. 935.8, an increase of 0.6 percent. This increase is attributable to sales volume growth of most consumer products such as tissue paper, feminine care, incontinence diapers and baby diapers led by (i) efficient marketing campaigns and (ii) new capacity for adult-diapers initiated operations late 2001.

Net sales of packaging products increased by 3.2 percent to Ps. 522.7 as a result of sales volume growth of corrugated containers and specialty papers offset by a price decline in kraft paper and multi-wall Bags.

The strength of the Mexican Peso continued to pressure the operations of COPAMEX's printing and writing business, since prices are mainly denominated in dollars. Besides, during the second quarter of this year, paper prices adjusted downward following international price trends. Net sales of printing and writing products decreased by 8.5 percent to Ps. 458.9 reflecting the combining effect of lower prices and a slight growth in sales volume.

In response to overall price deterioration COPAMEX expects to implement price increases in most of its products during the third quarter of 2002. Prices should increase by a nominal weighted average of 7.0 percent, varying across presentations.

Table 1

COPAMEX's net sales by Division *(in Millions of constant Mexican pesos as of 30/06/2002)*

(Ps. MM)	Net Sales		Change	
DIVISION	Second Quarter 2002	Second Quarter 2001	$	Percent
Consumer products	935.8	930.7	5.1	0.6 %
Packaging	522.7	506.7	16.0	3.2 %
Printing & Writing	458.9	501.3	(42.4)	(8.5 %)
Net sales	**1,917.4**	**1,938.7**	**(21.3)**	**(1.1 %)**
Net sales (US$ MM)	**192.6**	**203.5**	**10.9**	**(5.4 %)**

[1] All comparisons for the three months ended June 30, 2002 in this report are made against the figures for the three months ended June 30,2001 unless otherwise stated.

Cost of goods sold decreased by 0.4 percent (Ps. 5.1)

Cost of goods sold

Cost of goods sold increased by 0.4 percent (Ps. 5.1), from Ps. 1,232.2 to Ps. 1,237.3 in the second quarter 2002, mainly due to: (i) the devaluation of the Mexican peso against the US Dollar and (ii) higher overall sales volume.

Gross profit decreased by 3.7 percent (Ps. 26.4)

Gross profit

Gross profit decreased by 3.7 percent (Ps. 26.4) from Ps. 706.5 to Ps. 680.1 during the second quarter 2002 and gross margin slightly decline 0.9 percentage points to 35.5 percent from 36.4 percent of the same quarter of last year due to minor sales.

SG&A increased by 8.8 percent (Ps. 38.5)

Selling, general & administrative expenses

Selling, general & administrative expenses increased by 8.8 percent (Ps. 38.5) during the second quarter 2002. The increase was associated with: (i) marginal advertising expenses stemmed mainly from new product lines, like "Drykids" our new brand for baby diapers launched last April and (ii) a new distribution facility in Central America.

Operating Income decreased by 24.4 percent (Ps. 64.9)

Operating income

Operating income totaled Ps. 201.5 for the second quarter 2002, decreased 24.4 percent and operating margin decreased 3.2 percentage points to 10.5 percent.

EBITDA decreased by 18.5 percent in Mexican Pesos and by 22.0 percent in US Dollars

EBITDA

During the second quarter of 2002: (i) EBITDA decreased by 18.5 percent (Ps. 66.5) to Ps. 293.2, (ii) EBITDA margin decreased by 3.3 percentage points to 15.3 percent from 18.6 percent, and (iii) EBITDA in US Dollars decreased by 22.0 percent (US$ 8.3 MM) to US$ 29.5 MM.

EBITDA declined by Ps.66.6, resulting from a combination of: (i) a decrease in net sales of Ps. 21.3 (ii) an increase in cost of good sold by Ps. 5.1 and (iii) an increase in operating expenses by Ps. 38.5.

[1] All comparisons for the three months ended June 30, 2002 in this report are made against the figures for the three months ended June 30,2001 unless otherwise stated.

Business Outlook:

"The third quarter outlook for our company is positive. We expect better results for the next quarter that could be explained by (i) improved prices and (ii) higher sales volume from all segments."

"Recently, the company increased production capacity of tissue paper restoring it's ability to face growing demand in certain categories. The company will continue with the strategy to increase productivity and reduce expenses by consolidating certain facilities."

"Example of the above is: (i) the additional capacity for tissue paper products coming from our new machine, (ii) a new state-of-the-art multi-wall bags machine that will boost productivity and reduce costs and (iii) new converting equipment in our corrugated container business that is enabling us to service in a better way our customers. In addition, we recently opened sales offices and distribution centers in Texas to cover all southern-States growing demand for multi-wall bags and specialties. The same was done in Colombia following in the Andean Market."

Table 2

Balance Sheet ***(in Millions of constant Mexican pesos as of 30/06/2002)***

Ps. (MM)	June 30, 2002	June 30, 2001
Current assets	3,162.4	3,213.9
Fixed assets	8,662.0	9,237.0
Other assets	831.6	834.6
Total Assets	**12,656.0**	**13,285.5**
Short-term debt	1,446.2	2,230.6
Other current liabilities	1,581.5	1,254.3
Long-term debt	3,722.2	2,892.6
Other long-term liabilities	94.4	86.9
Deferred taxes	1,856.6	2,081.7
Total Liabilities	**8,700.9**	**8,546.1**
Equity	**3,955.1**	**4,739.4**

[1] All comparisons for the three months ended June 30, 2002 in this report are made against the figures for the three months ended June 30,2001 unless otherwise stated.

COPAMEX, S.A. DE C.V. & SUBSIDIARIES

Copamex, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets as of June 30, 2002 and 2001

(Thousands of constant Mexican pesos as of June 30, 2002)

	June '02	June '01		June '02	June '01
Assets:			**Liabilities:**		
Current assets					
Cash and cash equivalents	35,373	105,885	Short-term debt	1,030,312	1,639,841
Accounts receivable	1,477,039	1,666,346	Current portion of long-term debt	415,896	590,800
Related parties	258,420	129,161	Suppliers	1,000,171	804,865
Inventories	1,041,416	924,082	Income tax and employee profit sharing	40,598	14,244
Other accounts receivable	350,125	388,420	Other accounts payable	540,602	435,165
Total current assets	3,162,373	3,213,894	Total current liabilities	3,027,579	3,484,915
			Long-term debt	3,722,220	2,892,573
Investment in shares	88,644	121,656	Labor obligations	94,425	86,886
Property, plant and equipment, net	8,662,053	9,237,042	Total long-term liabilities	3,816,645	2,979,459
Other assets	628,011	633,291	Deferred income taxes	1,856,631	2,081,718
Goodwill	114,890	79,616	Total liabilities	8,700,855	8,546,092
			Stockholders' Equity:		
			Minority interest	275,649	213,759
			Capital stock	4,951,933	4,944,768
			Additional paid-in capital	6,509	6,509
			Retained earnings	1,536,634	1,598,228
			Net income	(205,512)	503,337
			(Insufficiency) from restatement of stockholders' equity	(644,661)	(561,758)
			Cumulative effect of deferred income taxes	(1,965,436)	(1,965,436)
			Total majority interest	3,679,467	4,525,648
			Total stockholders' equity	3,955,116	4,739,407
Total assets	12,655,971	13,285,499	Total liabilities and stockholders' equity	12,655,971	13,285,499

[1] All comparisons for the three months ended June 30, 2002 in this report are made against the figures for the three months ended June 30,2001 unless otherwise stated.

COPAMEX, S.A. DE C.V. & SUBSIDIARIES

Copamex, S.A. de C.V. and Subsidiaries
Consolidated Statements of Income
for the quarters ended June 30, 2002 and 2001
(Thousands of constant Mexican pesos as of June 30, 2002)

	IIQ ' 02		IIQ ' 01		CHANGE	
					Ps. $	%
Net sales	1,917,381	100.0%	1,938,674	100.0%	(21,293)	-1.1%
Cost of goods sold	(1,237,327)	-64.5%	(1,232,190)	-63.6%	(5,138)	-0.4%
Gross profit	680,054	35.5%	706,484	36.4%	(26,430)	-3.7%
Selling, general and administrative expenses	(478,570)	-25.0%	(440,040)	-22.7%	(38,530)	-8.8%
Operating profit	201,484	10.5%	266,444	13.7%	(64,960)	-24.4%
Comprehensive cost of financing:						
Interest income	15,049	0.8%	10,226	0.5%	4,823	47.2%
Interest expense	(132,275)	-6.9%	(155,329)	-8.0%	23,054	14.8%
Exchange (loss) gain, net	(507,706)	-26.5%	265,598	13.7%	(773,304)	-291.2%
Result from monetary position	40,129	2.1%	41,044	2.1%	(915)	-2.2%
Total comprehensive cost of financing	(584,803)	-30.5%	161,539	8.3%	(746,342)	-462.0%
(Loss) income after comprehensive cost of financing	(383,319)	-20.0%	427,983	22.1%	(811,302)	-189.6%
Other expenses	(55,397)	-2.9%	(40,397)	-2.1%	(15,000)	n.a.
(Loss) income before taxes and employee profit sharing	(438,716)	-22.9%	387,586	20.0%	(826,302)	-213.2%
Income and asset taxes	(21,426)	-1.1%	(12,626)	-0.7%	(8,800)	-69.7%
Deferred income tax	(18,232)	-1.0%	(107,357)	-5.5%	89,125	n.a
Employee profit sharing	(2,489)	-0.1%	(2,662)	-0.1%	173	6.5%
Income (loss) before minority interest	(480,863)	-25.1%	264,941	13.7%	(745,804)	-281.5%
Minority interest	(20,405)	-1.1%	(16,242)	-0.8%	(4,164)	-25.6%
Net (loss) income	(501,269)	-26.1%	248,699	12.8%	(749,968)	-301.6%

Net Sales	US$192,570		US$203,453		(US$10,883)	-5.3%
EBITDA	US$29,445		US$37,744		(US$8,299)	-22.0%
EBITDA	$ 293,173	15.3%	$ 359,657	18.6%	$ (66,484)	-18.5%
EBITDA / INTEREST NET	2.50		2.48			
DEBT / EBITDA LAST 12 MONTHS	4.24		4.07			

All comparisons for the three months ended June 30, 2002 in this report are made against the figures for the three months ended June 30,2001 unless otherwise stated.

COPAMEX, S.A. DE C.V. & SUBSIDIARIES

Copamex, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
for the periods ended June 30, 2002 and 2001
(Thousands of constant Mexican pesos as of June 30, 2002)

	Jan - June ' 02	Jan - June ' 01
Net income	(173,348)	532,490
Items not requiring the use of resources :		
Depreciation and amortization	205,299	208,778
Provision for labor obligations	7,887	5,782
Deferred taxes	(145,641)	(5,188)
Total	(105,803)	741,862
Changes in working capital :		
Accounts receivable	19,998	137,420
Inventories	(89,752)	50,584
Suppliers	33,543	(69,074)
Other accounts payable and accountable	15,200	(128,844)
Resources provided by operating activities	(126,814)	731,948
Financing activities:		
Bank loans	237,881	(447,073)
Related Parties	(80,208)	51,268
Others	847	(3,441)
Resources used by financing activities	158,520	(399,246)
Investing activities:		
Property, plant and equipment, net	(196,996)	(85,877)
Deferred charges	(22,794)	(17,656)
Other investments	0	(160,779)
Resources used in investing activities	(219,790)	(264,312)
Decrease in cash and cash equivalents	(188,084)	68,390
Cash and cash equivalents at the beginning of period	223,457	37,495
Cash and cash equivalents at the end of the period	35,373	105,885

[1] All comparisons for the three months ended June 30, 2002 in this report are made against the figures for the three months ended June 30,2001 unless otherwise stated.

COPAMEX, S.A. DE C.V. & SUBSIDIARIES

Contacts:

Francisco Elosua
Investor Relations Manager
COPAMEX
Tel. +52 (81) 8152-6125
Fax: +52 (81) 8152-6129
frelosua@copamex.com

Ricardo Garza Kalifa
Investor Relations
COPAMEX
Tel. +52 (81) 8152-6126
Fax: +52 (81) 8152-6129
rgarzaka@copamex.com

[1] All comparisons for the three months ended June 30, 2002 in this report are made against the figures for the three months ended June 30,2001 unless otherwise stated.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copamex, S.A. de C.V.
(Registrant)

Date: August 19, 2002

By: ______________________
Carlos Luis Díaz Sáenz
General Counsel